UNIT
SECURITIES AND E
09059173
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
AK Jensen, Inc. dba AKJ

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084
(No. and Street)

Nassau	Bahamas	
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Svend Erik Enger
+1 441 536 0858 (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Svend Erik Enger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ____________________, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Public Notary

REVENUE BERMUDA $25

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC. dba AKJ, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Pursuant to SEC Rule 15c3-1 of the Securities and Exchange Commission	10
Computation of Aggregate Indebtedness Pursuant to SEC Rule 17a-5 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	12
Report on the Internal Control Structure Required by SEC Rule 17a-5 for a Broker Dealer Claiming Exemption from Rule 15c3-3	13

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

<u>Report of Independent Certified Public Accountants</u>

Board of Directors and Shareholder
AK Jensen, Inc. dba AKJ, Inc.

We have audited the accompanying statement of financial condition of AK Jensen, Inc. dba AKJ, Inc., a wholly owned subsidiary of AK Jensen, Group Limited. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AK Jensen, Inc. dba AKJ, Inc., a wholly-owned subsidiary of AK Jensen Group Limited, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 26, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Cash and cash equivalents	$ 698,244
Clearing deposits with clearing brokers	157,209
Due from clearing brokers	323,076
Prepaid expenses and other current assets	25,699
Furniture and equipment, net of accumulated depreciation of $2,133	1,576
Due from affiliate	226,010
	$ 1,431,814

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	$ 81,303
Payable to parent and affiliate, net	479,542
	560,845
Stockholder's equity:	
Common stock, $.01 par value, 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Additional paid-in capital	-
Retained earnings	861,099
Total stockholder's equity	870,969
	$ 1,431,814

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 8,119,356
Interest and dividend income	99,758
Loss on currency translation	(33,405)
	8,185,708
Expenses:	
Clearing, transaction and system costs	1,768,739
Introducing rebates and commissions	3,572,747
Sales and marketing costs	257,313
General and administrative costs	920,883
Depreciation and amortization	1,113
	6,520,795
Net income	$ 1,664,913

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2008	9,870	$ 9,870	$5,301,204	$ (305,018)	$5,006,056
Distributions			(5,301,204)	(498,796)	(5,800,000)
Net profit	-	-	-	1,664,913	1,664,913
Balance at December 31, 2008	9,870.	$ 9,870	$ -	$ 861,099	$ 870,969

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flow from operating activities:	
Net income	$ 1,664,913
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,113
Increase or decrease in assets and liabilities:	
Increase in cash deposits with clearing brokers	(2,159)
Decrease in due from clearing brokers	573,630
Increase in prepaid expenses and other assets	(15,052)
Increase in other assets	(113,560)
Decrease in accounts payable and accrued expenses	(63,480)
Total cash provided by operating activities	2,045,405
Cash flow from financing activities:	
Loans to Parent and Affiliates	(3,053,551)
Advances from Parent, net	253,532
Dividends paid	(596,438)
Total cash used by financing activities	(3,396,551)
Net decrease in cash	(1,351,052)
Cash and cash equivalents at the beginning of year	1,853,829
Cash and cash equivalents at the end of year	$ 502,777
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 691
Cash paid during the year for income taxes	$ -

Non-Cash Transactions:

On September 15, 2008, the Company declared a $5,800,000 dividend to its Parent. Of that amount $5,203,562 was written off as money due from the Parent for loans and advances. The remainder was paid as a cash dividend.

The accompanying notes are an integral part of these financial statements.

AK JENSEN, INC. dba AKJ, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. ORGANIZATION

AK Jensen, Inc. dba AKJ, Inc. (the "Company") was originally incorporated in the Turks and Caicos Islands on March 2, 1995. On July 4, 1997, the Company incorporated in the Commonwealth of the Bahamas. On March 22, 2004, the stockholders of the Company exchanged their shares in the Company for shares of AK Jensen Group, Limited. (the "Parent"), and the Company became a wholly-owned subsidiary of the Parent. Effective January 1, 2007, the Company was reorganized and certain assets were transferred between the Company, the Parent and an Affiliate, AK Jensen, Limited (the "Affiliate").

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), an investment adviser and is registered with the National Futures Association ("NFA"). The Company has its registered office in Nassau, Bahamas with an OSJ office in Oslo, Norway. The Company's sources of revenue are derived from electronic brokerage services to corporate clients and individuals. The Company is an introducing broker-dealer and clears its trades through clearing brokers located in the United States and Canada, and focuses on U. S. markets and other markets outside of Europe and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation - The Company's financial statements are prepared and presented in United States dollars and under accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposits with clearing brokers – Cash deposits with clearing brokers consists of funds on deposit with clearing brokers located in the United States and Canada. The agreements require the Company to maintain a minimum of $125,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. The clearing deposit shown in these financial statements is shown as $157,209. The additional funds above $125,000 are earnings on the deposit that have not been withdrawn. As long as the Company continues to use the clearing and execution services of the clearing brokers, the Company will be required to maintain the minimum on deposit.

Due from clearing brokers – Due from the clearing brokers represents money due the Company from the clearing brokers in the United States and Canada for commissions on brokerage and other transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections.

Furniture, equipment and software – Furniture, equipment and software are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture, equipment and software is provided utilizing the straight-line method over the estimated useful lives of the related assets, which is estimated at five years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, if any, are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Income taxes – The Company is an exempt company incorporated under the laws of the Bahamas. Under this exemption, the Company is exempted for a period of twenty (20) years from the date of its incorporation from a) any tax or duty to be levied on profits or income or on capital assets, gains or appreciations; and b) any such tax or duty, or tax in the nature of estate duty or inheritance tax, payable on the shares, debentures, or other obligations of the Company. The Company is also exempt from U. S. taxation because it is a foreign corporation not operating or maintaining an office within a U. S. jurisdiction, and because all of its income is derived from foreign clients residing outside of the United States. Therefore, no provision or benefit for income tax purposes was reflected in the financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which approximate current fair value per FAS 157.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company has various intercompany receivables and payables recorded with its Parent and Affiliates. The Company owes an Affiliate $986,001and the Affiliate owes the Company $616,814.

The Company also has outstanding loans to its Parent. The Company has loaned its Parent $115,655 the loans are payable on demand and bear interest at the three months LIBOR rate converted to U. S. dollars plus 1%.

3. RELATED PARTY TRANSACTIONS (continued)

The Parent licenses the usage of the software AKJ ExNet to the Company and an Affiliate for a monthly fee of $20,000 to the Company. During the year ended December 31, 2008, the Company paid $240,000 for the license.

The Company has outsourced certain back office and execution activities related to non-European/Asian trading to an Affiliate. For these services the Company pays a monthly management fee of $23,059 to the Affiliate on a cost-plus fee basis. During the year ended December 31, 2008, the Company paid $495,996 for the service fee.

4. EQUITY

On September 15, 2008, the Board of Directors of the Company declared a $5,800,000 dividend payable to its Parent in accordance with Bahamian laws per Section 35 of the International Business Companies Act of 2000. Concurrently with the declaration of the dividend the Parent owed the Company $5,203,562, which the Company offset as repaid against the dividend and paid to the Parent the surplus of $596,438. The Company recorded this dividend on its statement of financial condition by offsetting $5,301,204 against additional paid-in capital and $498,796 against retained earnings.

5. FOREIGN CURRENCY TRANSLATION

Foreign currency translation on completed transactions (revenues and expenses) resulted in an aggregate net loss of $33,405 for the year ended December 31, 2008.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through the clearing brokers located in the United States and Canada on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the clearing brokers may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing brokers or Affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with regulations.

8. CONCENTRATIONS

The Company has large bank deposits in England ($215,434) and Bermuda ($286,844). Some of the deposits are partially covered by deposit insurance in England, while none are covered in Bermuda.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($37,390 at of December 31, 2008) or $45,000 per the NFA. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2008, the net capital, as computed, was $357,014. Consequently, the Company had excess net capital of $312,014.

At December 31, 2008, the percentage of aggregate indebtedness to net capital was approximately 157.1% versus an allowable percentage of 1500%.

8. RECONCILIATION OF NET CAPITAL

There are no differences in the net capital computation shown on the Company's December 31, 2008 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1

AK JENSEN, INC. dba AKJ, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 870,471
Less: Unsecured debit	498
	870,471
Deductions:	
Non-allowable assets:	
Canadian clearing deposit	50,807
Receivables	149,898
Prepaid expenses and other current assets	25,699
Furniture and equipment, net	1,576
Other assets	7,232
Receivable from Affiliate, net	226,010
Total non-allowable assets	461,222
Net capital before haircuts and securities positions	409,249
Haircuts:	
Penson account	2,138
Foreign currency	50,101
	52,239
Net capital	357,014
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($37,390)	
Minimum dollar net capital requirement per NFA ($45,000)	
Net capital requirement (greater of above two requirements)	45,000
Net capital in excess of required minimum	$ 312,014
Excess net capital at 1000%	$ 300,929
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2008 unaudited Focus Report, as filed	$357,012
Audit adjustments	2
Net capital, per December 31, 2008 audited report, as filed	$ 357,014

AK JENSEN, INC. dba AKJ, INC.
COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Total aggregate indebtedness:

Payables Intercompany	$	479,542
Accounts payable		80,072
Bank of Bermuda		1,231
Total indebtedness recorded on the Statement of Financial Condition	$	560,845
6 2/3% of total aggregate indebtedness	$	37,390
Percentage of aggregate indebtedness to net capital		10.5%

AK JENSEN, INC. dba AKJ, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2008

AK Jensen, Inc. dba AKJ, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. AK Jensen, Inc. dba AKJ, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA
Albert A. King, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder and Board of Directors
AK Jensen, Inc. dba AKJ, Inc.

In planning and performing our audit of the financial statements of AK Jensen, Inc., dba AKJ, Inc. (the "Company"), a wholly-owned subsidiary of AK Jensen Group, Limited for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lashley, Seland & Rotroff, P.A.

February 26, 2009